UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras reaches 2023 annual production target

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Rio de Janeiro, January 26, 2024 – Petróleo Brasileiro S.A. – Petrobras informs that, in 2023, it reached total oil and natural gas production of 2.78 MMboed, 3.7% higher than the production recorded in 2022. Commercial production of oil and natural gas was 2.44 MMboed and oil production 2.24 MMbpd. These results exceeded our Strategic Plan 23-27 guidances and were in line with the production forecast revised in November 2023, within the range of ± 2.0%.

As a highlight of 2023, the company achieved an annual record of total own production of oil and natural gas in the pre-salt, with 2.17 MMboed, surpassing the previous record of 1.97 MM boed in 2022 and representing 78% of our total production.

The company also achieved a record total operated oil and natural gas production of 3.87 MMboed, surpassing the previous record of 3.64 MMboed in 2022.

In 2023, four new platforms came on stream, contributing to our excellent operating results. In May, FPSO Anna Nery, the first unit in the Marlim and Voador Revitalization Project, and FPSO Almirante Barroso, the fifth unit in the Búzios field, came on stream. Additionally, we started the operation, in August, of the FPSO Anita Garibaldi, the second unit of the Marlim and Voador Revitalization Project, and, in December, the FPSO Sepetiba, the second definitive production system of Mero field.

Throughout 2023, the maximum oil production capacities of the P-71 platforms in the Itapu field, the FPSO Guanabara in the Mero field and the FPSO Almirante Barroso in the Búzios field were reached. The latter took place in October 2023, less than 5 months after the first oil, a record in the pre-salt.

These results reinforce Petrobras' commitment to investors and Brazilian society.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer